Exhibit 99.7

NEWS RELEASE TRANSMITTED BY MARKETWIRE

FOR:  POLY-PACIFIC INTERNATIONAL INC.

TSX VENTURE SYMBOL:  PMB

OTC Bulletin Board SYMBOL:  PLYPF

BERLIN SYMBOL:  A0LGDN

FRANKFURT SYMBOL:  POZ

May 21, 2008

Poly-Pacific Reports In Excess of 20 Million Pounds of Nylon in Initial Drilling Program

EDMONTON, ALBERTA--(Marketwire - May 21, 2008) - Poly-Pacific International Inc. ("Poly-Pacific" or the "Company") (TSX VENTURE:PMB)(OTCBB:PLYPF)(BERLIN:A0LGDN)(FRANKFURT:POZ) is pleased to provide an initial quantity estimation of the buried nylon on the McAdoo's Lane Landfill Site ("McAdoo"), located in Kingston, Ontario, Canada.

As announced in our news release of March 11, 2008, we were very encouraged about our positive drilling results. Six of the eight boreholes drilled on the north and central areas of the site contained Nylon close to the surface, extending to depths reaching ten meters. Test samples of nylon were recovered from the McAdoo during this successful drilling program, which was conducted and supervised by XCG Consultants Ltd. ("XCG") between February 11 and February 13, 2008. The generated data showed all samples are consistent with Polyamide (Nylon 6.6), the most common commercial grade of nylon and in high demand worldwide. Nylon is a part of the second largest industry in the world - the polymer industry. Nylon is a plastic that requires petroleum derivatives in its manufacturing process. As oil touches record price levels, the enormous demand for nylon will also see its commodity price rise.

The Company wishes to announce that XCG has completed a quantity determination of the nylon 6.6 within the drilled area. XCG reports that it can be concluded based on the drilling results conducted during February 2008 that a significant deposit of waste nylon is present in the north and central areas of the landfill, where the borehole investigation was completed. Based on the findings to date, and based on reasonable assumptions regarding interpolation and extrapolation of the findings, XCG estimates there may be up to 23,000,000 lbs of waste nylon in the area of the first borehole investigation that spans 120 meters of the 122,500 square meter (24 acre) landfill site.

Under the direction of XCG Consultants Ltd., the Company plans to complete its assessment work by conducting additional open pit testing.

"With the price of recycled nylon approaching an all time high, we are very encouraged by the amount of waste nylon discovered in the initial area of the drilling program," stated Randy Hayward, President. "The Company plans to immediately commence further open pit investigations on the McAdoo site. It is anticipated that XCG will complete the feasibility study as soon as possible."

Poly-Pacific is an innovator in eco-friendly solutions to Industrial Waste by-products. We are actively and successfully pursuing the reclamation of industrial polymers throughout the world. The significance and importance of recycling and reclaiming industrial waste has become an important global issue. At Poly-Pacific, we are focused on benefiting our planet by exploring and pursuing new environmentally sound methods and technologies in recycling, while creating significant value for our shareholders as the leading company in the reclamation sector.

This release may contain forward looking statements within the meaning of the "safe harbor" provisions of US laws. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. Poly-Pacific does not assume any obligation to update any forward looking information contained in this news release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Poly-Pacific International Inc.

Randy Hayward

President and Chief Executive Officer

(604) 324-2110

Email: info@poly-pacific.com

Website: www.poly-pacific.com

INDUSTRY:  Chemicals-Plastics and fibers

SUBJECT:   MEX

-0-